EXHIBIT 99.1

Stevanato Group Reports Revenue of €256.6 Million for the First Quarter of 2025

(PIOMBINO DESE, Italy) – May 8, 2025 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the first quarter of 2025.

First Quarter 2025 Highlights (comparisons to prior-year period)

•
Revenue for the first quarter of 2025 increased 9% to €256.6 million, and high-value solutions represented 43% of total revenue.
•
Gross profit margin increased 80 basis points to 27.2%.
•
Diluted earnings per share were €0.10, and adjusted diluted earnings per share were €0.10.
•
Adjusted EBITDA margin increased 100 basis points to 22.4%.
•
The Company is maintaining its fiscal 2025 revenue guidance of €1,160 million to €1,190 million, and is updating its guidance for adjusted EBITDA and adjusted diluted earnings per share to reflect the expected impact from tariffs. As a result, the Company now expects adjusted EBITDA in the range of €288.5 million to €301.8 million, and adjusted diluted EPS in the range of €0.50 to €0.54.

First Quarter 2025 Results

For the first quarter of 2025, revenue increased 9% (8% on a constant currency basis) compared with the same period last year, to €256.6 million, driven by an 11% increase in the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset the expected 4% decline in the Engineering Segment.

Revenue from high-value solutions increased to €110.3 million and represented 43% of total revenue for the first quarter of 2025, driven by strong demand in high-value syringes, increased capacity in Latina and Fishers, and a partial recovery in EZ-fill® vials, as the effects of destocking gradually subside.

Gross profit margin for the first quarter of 2025 increased by 80 basis points to 27.2%, compared with the same period last year. Margin expansion was driven by strong performance in the BDS Segment from the ongoing expected improvements at the Latina and Fishers facilities as volumes, utilization, and revenue begin to scale, and from an increased mix of high-value solutions, including a modest recovery in EZ-fill® vials. This was partially offset by lower gross profit from the Engineering Segment resulting from an unfavorable project mix.

For the first quarter of 2025, operating profit margin increased to 13.5%, and adjusted operating profit margin increased to 14.3%, driven by an increase in gross profit and benefits from cost management initiatives that were launched last year.

Franco Stevanato, Chairman and Chief Executive Officer, stated, "The strong performance in the Biopharmaceutical and Diagnostic Solutions Segment drove top-line growth and margin expansion in the first quarter. Strong end-market demand continues to support the growth in high-value solutions, which reached 43% of revenue in the quarter. Our investments in capacity are crucial to

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

satisfy the market needs as we aim to further capitalize on growing patient demand for biologics. While the Engineering Segment performed largely in line with our expectations, we remain focused on completing the legacy projects in Denmark. We have taken decisive actions, and we are making meaningful operational progress as we advance our business optimization plan."

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue grew 11% (11% on a constant currency basis) to €220.8 million for the first quarter of 2025, compared with the same period last year, driven primarily by growth in high-value syringes, and, to a lesser extent, other product categories.

Revenue from high-value solutions increased to 50% of BDS Segment revenue in the first quarter, driven by strong customer demand, increasing capacity in Latina and Fishers, and a partial recovery in EZ-fill® vials.

For the first quarter of 2025, gross profit margin increased 420 basis points to 31.3%, driven by the aforementioned improvements from the new facilities in Latina and Fishers, as volumes and revenue begin to scale, and a favorable mix of high-value solutions.

Engineering Segment
Revenue from the Engineering Segment decreased 4% to €35.7 million for the first quarter of 2025, driven by lower revenue in glass conversion and visual inspection manufacturing lines, which was partially offset by growth in assembly and packaging lines, and after-sales services.

For the first quarter of 2025, margins were unfavorably impacted by the mix of projects in the portfolio, as the Company continues to prioritize the completion of its legacy projects in Denmark. This led to gross profit margin of 10.7% and operating profit margin of 4.7%. The Company is focused on executing its business optimization plan and still expects to complete all of the legacy projects in 2025, with the majority expected to be completed by mid-2025.

Balance Sheet and Cash Flow
At March 31, 2025, the Company had cash and cash equivalents of €90.7 million and net debt of €300.2 million. The Company believes that it has available liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, available credit lines, cash generated from operations, and the ability to access additional financing.

Capital expenditures totaled €69.7 million for the first quarter of 2025, as the Company continues to ramp-up capacity in response to customer demand for high-value solutions in Fishers, Indiana and Latina, Italy.

In the first quarter of 2025, cash flow from operating activities was €99.8 million. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €71.8 million. The combination of increased cash flow from operations and lower capex helped drive a significant year-over-year improvement in free cash flow, and in the first quarter of 2025, the Company generated free cash flow of €29.7 million.

2025 Guidance
The Company is maintaining its fiscal 2025 revenue guidance, and updating its fiscal 2025 adjusted EBITDA and diluted earnings per share guidance to include the estimated impact of recently announced tariffs.

Before the impact of tariffs, the Company’s guidance remains consistent with its prior guidance issued in March, of revenue in the range of €1.160 billion to €1.190 billion, adjusted EBITDA in the

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

range of €293 million to €306.3 million, and adjusted diluted earnings per share in the range of €0.51 to €0.55.

The Company estimates a tariff-related impact of approximately €4.5 million on operating profit, or approximately one cent of diluted earnings in fiscal 2025, which considers the effects of rounding.

The estimated tariff impact is based on information available on the current tariff programs implemented as of May 2, 2025. The Company’s updated guidance assumes the current tariffs in place today, including a 10% tariff on European goods destined for the U.S., and the absorption of price increases from suppliers.

The Company has implemented mitigation strategies aimed to further reduce its exposure in 2025, and these efforts will continue. The ongoing ramp-up in Fishers, Indiana, is expected to help mitigate potential impacts in the future.

As a result, the Company continues to expect revenue in the range of €1,160 million to €1,190 million.

The Company now expects

•
Adjusted EBITDA in the range of €288.5 million to €301.8 million; and
•
Adjusted diluted EPS in the range of €0.50 to €0.54.

Franco Stevanato concluded, "We continue to deliver organic growth driven by solid demand for high-value solutions, and we exited the first quarter with positive momentum in the BDS Segment. We expect continued improvements in Latina and Fishers as these facilities scale and mature, and we see ongoing stabilization in vial demand, as destocking gradually fades. The team is laser focused on executing our key priorities and achieving our long-term objectives. We believe that the fundamentals of our business are strong, as we operate in growing end markets with favorable secular tailwinds. We remain committed to returning the business to double-digit growth, expanding margins, and building long-term shareholder value."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, May 8, 2025, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q1 2025 earnings webcast

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q1 2025 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q1 2025 Link for Questions

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words ”begin,” “ongoing,” “continues,” “growth,” “aim,” “growing,” "assumes," “are making,” “advance,” "potential," “expects,” “expected,” “believes,” “continue,” “expect,” “continued,” “see,” “gradually,” “achieving,” “remain,” "believe," “expanding,” “building,” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global economic conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months
	ended March 31,

	2025	%	2024	%

Revenue	256.6	100.0%	236.0	100.0%
Costs of sales	186.7	72.8%	173.8	73.6%
Gross Profit	69.9	27.2%	62.2	26.4%
Other operating Income	1.1	0.4%	1.3	0.6%
Selling and Marketing Expenses	6.0	2.3%	5.8	2.5%
Research and Development Expenses	5.9	2.3%	10.7	4.6%
General and Administrative Expenses	24.5	9.6%	21.7	9.2%
Operating Profit	34.6	13.5%	25.3	10.7%
Finance Income	6.0	2.2%	2.7	1.1%
Finance Expense	5.5	2.1%	2.3	1.0%
Profit Before Tax	35.1	13.7%	25.7	10.9%
Income Taxes	8.6	3.3%	6.9	2.9%
Net Profit	26.5	10.3%	18.8	8.0%
Earnings per share
Basic earnings per ordinary share	0.10		0.07
Diluted earnings per ordinary share	0.10		0.07

Average shares outstanding	272.9		265.9
Average shares assuming dilution	272.9		266.0

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended March 31, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	220.8	35.7	—	256.6
Inter-Segment	0.4	42.4	(42.8)	—
Revenue	221.2	78.2	(42.8)	256.6

Gross Profit	69.3	8.3	(7.7)	69.9
Gross Profit Margin	31.3%	10.7%		27.2%

Operating Profit	41.5	3.7	(10.6)	34.6
Operating Profit Margin	18.8%	4.7%		13.5%

	For the three months ended March 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	198.9	37.1	—	236.0
Inter-Segment	0.5	40.3	(40.8)	—
Revenue	199.4	77.3	(40.8)	236.0

Gross Profit	54.1	13.4	(5.3)	62.2
Gross Profit Margin	27.1%	17.3%		26.4%

Operating Profit	28.2	5.2	(8.1)	25.3
Operating Profit Margin	14.1%	6.7%		10.7%

Cash Flow

(Amounts in € millions)

	For the three months ended March 31,
	2025	2024
Cash flow from operating activities	99.8	71.6
Cash flow used in investing activities	(70.7)	(102.1)
Cash flow (used in)/ from financing activities	(35.7)	146.9
Net change in cash and cash equivalents	(6.6)	116.3

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended March 31, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	220.8	35.7	256.6
Effect of changes in currency translation rates	(0.6)	—	(0.6)
Organic Revenue (Non-IFRS GAAP)	220.2	35.7	256.0

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended March 31,		Change
	2025	2024	%
Net Profit	26.5	18.8	40.9%
Income Taxes	8.6	6.9	25.2%
Finance Income	(6.0)	(2.7)	123.1%
Finance Expenses	5.5	2.3	139.7%
Operating Profit	34.6	25.3	36.9%
Depreciation and Amortization and Impairment of PPE	20.6	21.7	(4.8)%
EBITDA	55.3	47.0	17.7%

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended March 31,
	2025	2024
Revenue	256.6	236.0
Net Profit Margin (Net Profit/ Revenue)	10.3%	8.0%
Operating Profit Margin (Operating Profit/ Revenue)	13.5%	10.7%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	22.4%	21.4%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	14.3%	12.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended March 31, 2025	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	55.3	34.6	8.6	26.5	0.10
Adjusting items:
Start-up costs new plants (1)	0.8	0.8	0.2	0.6	0.00
Restructuring and related charges (2)	1.3	1.3	0.3	1.0	0.00
Adjusted	57.4	36.7	9.1	28.1	0.10
Adjusted Margin	22.4%	14.3%

Three months ended March 31, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	47.0	25.3	6.9	18.8	0.07
Adjusting items:
Start-up costs new plants (1)	2.7	2.7	0.7	2.0	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	50.6	28.9	7.8	21.5	0.08
Adjusted Margin	21.4%	12.3%

(1) During the three months ended March 31, 2025, and the three months ended March 31, 2024, the Group recorded EUR 0.8 million and EUR 2.7 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products.

(2) During the three months ended March 31, 2025, and the three months ended March 31, 2024, the Group recorded EUR 1.3 million and EUR 0.9 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses, and research and development expenses. These are mainly employee costs related to the reorganization of some business functions.

(3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of March 31, 2025	As of December 31, 2024

- Goodwill and intangible assets	83.1	83.6
- Right of use assets	14.1	15.7
- Property, plant and equipment	1,269.1	1,248.4
- Financial assets - investments FVTPL	0.2	0.2
- Other non-current financial assets	14.2	5.4
- Deferred tax assets	98.0	95.3
Non-current assets excluding FV of derivative financial instruments	1,478.7	1,448.7

- Inventories	261.7	245.2
- Contract assets	175.9	168.5
- Trade receivables	250.8	296.0
- Trade payables	(231.2)	(231.0)
- Advances from customers	(26.7)	(16.6)
- Non-current advances from customers	(48.9)	(44.0)
- Contract liabilities	(11.4)	(16.5)
Trade working capital	370.3	401.6

- Tax receivables and other receivables	59.7	70.6
- Current financial receivables - rent to buy agreement	1.0	—
- Non-current assets held for sale	0.2	0.2
- Tax payables and other current liabilities	(105.8)	(92.2)
- Current provisions	(5.3)	(4.1)
Net working capital	320.1	376.1

- Deferred tax liabilities	(12.8)	(12.6)
- Employees benefits	(6.7)	(7.2)
- Non-current provisions	(3.0)	(2.8)
- Other non-current liabilities	(60.2)	(62.7)
Total non-current liabilities and provisions	(82.7)	(85.3)

Capital employed	1,716.1	1,739.4

Net (debt) /cash	(300.2)	(335.0)

Total Equity	(1,415.9)	(1,404.4)

Total equity and net (debt)/ cash	(1,716.1)	(1,739.4)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For The Three Months Ended March 31,
	2025	2024
Net cash flow from operating activities	99.8	71.6
Interest paid	1.4	0.7
Interest received	(0.9)	(0.2)
Purchase of property, plant and equipment	(70.4)	(100.5)
Proceeds from sale of property, plant and equipment	1.1	—
Purchase of intangible assets	(1.4)	(2.2)
Free Cash Flow	29.7	(30.6)

Net (Debt) / Net Cash

(Amounts in € millions)

	As of March 31,	As of December 31,
	2025	2024
Non-current financial liabilities	(313.5)	(317.7)
Current financial liabilities	(82.8)	(116.9)
Other current financial assets other than financial receivables for rent to buy agreement	5.4	1.3
Cash and cash equivalents	90.7	98.3
Net (Debt)/ Cash	(300.2)	(335.0)

CAPEX

(Amounts in € millions)

	For the three months ended March 31,		Change
	2025	2024	€
Addition to Property, plants and equipment	68.3	69.7	(1.4)
Addition to Intangible Assets	1.4	2.2	(0.8)
CAPEX	69.7	71.9	(2.2)

Reconciliation of 2025 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,160-0-1,190.0	280.3-293.6	176.4-189.6	128.5-138.8	0.47-0.51
Adjusting items
Start-up costs new plants	—	8.2	8.2	6.3	0.03
Adjusted	1,160.0-1,190.0	288.5-301.8	184.6-197.8	134.8-145.1	0.50-0.54

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290